SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*

Renewable Energy Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

75972A301
(CUSIP Number)

May 18, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75972A301	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Bunge North America, Inc. – FEIN: 13-4977260
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,828,349
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,828,349
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,828,349*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%**
12	TYPE OF REPORTING PERSON CO

*See Item 4 of this Schedule 13G
**Based on 7,200,000 shares of Common Stock, 21,599,208 shares of Class A Common Stock and 2,999,493 shares of Series B Preferred Stock issued and outstanding as of March 31, 2012, as stated by the Issuer in its Quarterly Report on Form 10-Q filed on May 10, 2012. Each share of Class A Common Stock of the Issuer automatically converts into one share of Common Stock as of July 16, 2012. Because such conversion is automatic and without further action by the stockholders pursuant to the Issuer’s Third Amended and Restated Certificate of Incorporation, the conversion of every share of Class A Common Stock is assumed for the purpose of determining the number of shares of Common Stock outstanding.  As stated in Item 4 of this Schedule 13G, Bunge North America, Inc. holds 303,604 shares of Series B Preferred Stock, each share of which is convertible at the option of the holder as of July 17, 2012 into shares of Common Stock based on a specified conversion ratio, which is currently two shares of Common Stock for one share of Series B Preferred Stock. Additionally, Bunge North America, Inc. holds 3,883 Restricted Stock Units, each of which will vest and convert into one share of Common Stock, as of July 17, 2012.  Assuming the automatic conversion of each share of Class A Common Stock of the Issuer, and each share of Series B Preferred Stock and Restricted Stock Unit held by Bunge North America, Inc., 29,410,299 shares of Common Stock are deemed outstanding.

CUSIP No. 75972A301	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Bunge Limited – FEIN: 98-0231912
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,828,349
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,828,349
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,828,349*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%**
12	TYPE OF REPORTING PERSON CO

*See Item 4 of this Schedule 13G
**Based on 7,200,000 shares of Common Stock, 21,599,208 shares of Class A Common Stock and 2,999,493 shares of Series B Preferred Stock issued and outstanding as of March 31, 2012, as stated by the Issuer in its Quarterly Report on Form 10-Q filed on May 10, 2012. Each share of Class A Common Stock of the Issuer automatically converts into one share of Common Stock as of July 16, 2012. Because such conversion is automatic and without further action by the stockholders pursuant to the Issuer’s Third Amended and Restated Certificate of Incorporation, the conversion of every share of Class A Common Stock is assumed for the purpose of determining the number of shares of Common Stock outstanding.  As stated in Item 4 of this Schedule 13G, Bunge Limited is deemed to hold 303,604 shares of Series B Preferred Stock, each share of which is convertible at the option of the holder as of July 17, 2012 into shares of Common Stock based on a specified conversion ratio, which is currently two shares of Common Stock for one share of Series B Preferred Stock. Additionally, Bunge North America, Inc. holds 3,883 Restricted Stock Units, each of which will vest and convert into one share of Common Stock, as of July 17, 2012.  Assuming the automatic conversion of each share of Class A Common Stock of the Issuer and each share of Series B Preferred Stock and Restricted Stock Unit deemed to be held by Bunge Limited, 29,410,299 shares of Common Stock are deemed outstanding.

CUSIP No. 75972A301	Page 4 of 7 Pages

Item 1.	(a)	Name of Issuer:

Renewable Energy Group, Inc,

	(b)	Address of Issuer’s Principal Executive Offices:

414 South Bell Avenue
Ames, IA 50010

Item 2.	(a)	Name of Person Filing:

Bunge North America, Inc.
Bunge Limited
The Reporting Persons are making a joint filing.

	(b)	Address of Principal Business Offices or, if none, Residence:

The business address of each Reporting Person is:

Bunge North America, Inc.
11720 Borman Drive
St. Louis, MO 63146

Bunge Limited
50 Main Street
White Plains, NY 10606

	(c)	Place of Organization:

Bunge North America, Inc.: New York
Bunge Limited: Bermuda

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

75972A301

CUSIP No. 75972A301	Page 5 of 7 Pages

Item 3.	If this Statement is filed pursuant to § 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	[_]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	[_]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 809-8)
(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)
(g)	[_]	A parent holding company or control person, in accordance with § 240.13d-1(b)(ii)(G)
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a-3)
(j)	[_]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership.

The information in items 1 and 5-11 on each of the cover pages of this Schedule 13G is hereby incorporated by reference.

Bunge North America, Inc. (“Bunge NA”) directly beneficially owns the shares of the Issuer’s securities described herein. Because Bunge NA is a wholly-owned subsidiary of Bunge Limited, Bunge Limited is deemed to hold indirect beneficial ownership over securities owned by Bunge NA.

Bunge NA holds 1,217,258 shares of Class A Common Stock, 3,883 Restricted Stock Units and 303,604 shares of Series B Preferred Stock.  As of July 16, 2012, each share of Class A Common Stock automatically converts into one share of Common Stock, each Restricted Stock Unit vests and converts into one share of Common Stock, and each share of Series B Preferred Stock is convertible at the option of the holder into shares of Common Stock based on a conversion rate, which is currently two shares of Common Stock for one share of Series B Preferred Stock.  Assuming conversion of each share of Class A Common Stock, each Restricted Stock Unit and each share of Series B Preferred Stock, Bunge NA is deemed to hold 1,828,349 shares of Common Stock.

CUSIP No. 75972A301	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 75972A301	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

BUNGE LIMITED

May 29, 2012
Date

/s/ Carla Heiss
Signature

Carla Heiss/Assistant General Counsel and Secretary
Name/Title

BUNGE NORTH AMERICA, INC.

May 29, 2012
Date

/s/ Eric Hakmiller
Signature

Eric Hakmiller/Vice President, Bunge Biofuels
Name/Title